SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2005
Commission File Number: 000-26498

NUR Macroprinters Ltd.
(Translation of registrant’s name into English)

12 Abba Hillel Silver Street, Lod, Israel 71111
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

        On September 12, 2005, NUR Macroprinters Ltd. (the “Company”) issued a press describing certain events and developments including:

—	the execution of a definitive agreement with Fortissimo Capital;
—	the execution of a definitive agreement with its lender banks;

        The text of the press release is attached hereto as Exhibit 1. The Share Purchase Agreement between the Company and Fortissimo Capital, and the amendment thereto, are attached hereto as Exhibit 2. The Agreement for Restructuring of Debt of NUR Macroprinters Ltd. between the Company and Bank Hapoalim B.M., Bank Leumi le-Israel B.M. and Israel Discount Bank Ltd. is attached hereto as Exhibit 3.

        The following documents are attached hereto and incorporated herein by reference:

Exhibit 1.	Press Release dated September 12, 2005

Exhibit 2.	Share Purchase Agreement dated August 21, 2005 and Amendment Number 1 to Share Purchase Agreement dated September 11, 2005

Exhibit 3.	Agreement for Restructuring of Debt of NUR Macroprinters Ltd. dated September 12, 2005

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUR Macroprinters Ltd. BY: /S/ David Seligman —————————————— David Seligman Chief Financial Officer

Date September 13, 2005

Exhibit Index

Exhibit 1.	Press Release Dated September 12, 2005

Exhibit 2.	Share Purchase Agreement dated August 21, 2005 and Amendment Number 1 to Share Purchase Agreement dated September 11, 2005

Exhibit 3.	Agreement for Restructuring of Debt of NUR Macroprinters Ltd. dated September 12, 2005